UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☐

Kabushiki Kaisha Ikeda Ginkou Kabushiki Kaisha Senshu Ginkou
(Name of Subject Company)

The Bank of Ikeda, Ltd. The Senshu Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Bank of Ikeda, Ltd. The Senshu Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

The Bank of Ikeda, Ltd.
Attn: Atsushi Otsuka
Deputy General Manager
18-14, Chayamachi, Kita-ku, Osaka 530-0013, Japan
Phone: +81-6-6375-3956

The Senshu Bank, Ltd.
Attn: Takayoshi Fujiwara
26-15, Miyamoto-cho, Kishiwada, Osaka, 596-8654, Japan
Phone: +81-72-423-8501

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

Total pages:  21 pages

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
(1)
Notification with Respect to Conclusion of an Agreement concerning the Establishment of a Joint Holding Company (Share Transfer) by The Bank of Ikeda, Ltd. and The Senshu Bank, Ltd. and the Preparation of a Share Transfer Plan (dated May 25, 2009)

(2)	(Attachment) Basic Policy on Business Integration (dated May 25, 2009)

Item 2.  Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Bank of Ikeda is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE BANK OF IKEDA, LTD.

By:	/s/ Nobuyoshi Hanakawa
Name:	Nobuyoshi Hanakawa
Title:	General Manager
International Business Center
CS Promotion Division

Date: May 27, 2009

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SENSHU BANK, LTD.

By:	/s/ Akira Tahara
Name:	Akira Tahara
Title:	General Manager Management Planning Division

Date: May 27, 2009